Nasdaq Regulation



Arnold Golub
Vice President
Deputy General Counsel

July 1, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 1, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from IQM Quantum Computers Oyj (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing one ordinary share, without par value

Warrants, each whole warrant exercisable for one ADS at an exercise price of $11.50 per share

Ordinary Shares, without par value*

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

[signature]

* Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.
